UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)

SBA COMMUNICATIONS CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

78388J106
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 78388J106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

SPO Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

5,559,843(1)
	6	Shared Voting Power

0
	7	Sole Dispositive Power

5,559,843(1)
	8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

5,559,843
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

4.8%
12	Type of Reporting Person (See Instructions)

(PN)
_______________
(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

(Page 2 of 26)

CUSIP No. 78388J106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

SPO Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

5,559,843(1)(2)
	6	Shared Voting Power

0
	7	Sole Dispositive Power

5,559,843(1)(2)
	8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

5,559,843
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

4.8%
12	Type of Reporting Person (See Instructions)

(PN)
_______________
(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

(Page 3 of 26)

CUSIP No. 78388J106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

San Francisco Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

California
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

1,800(1)
	6	Shared Voting Power

0
	7	Sole Dispositive Power

1,800(1)
	8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,800
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

**0.1%
12	Type of Reporting Person (See Instructions)

(PN)
_______________
(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

**	Denotes less than.

(Page 4 of 26)

CUSIP No. 78388J106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

SF Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

1,800(1)(2)
	6	Shared Voting Power

0
	7	Sole Dispositive Power

1,800(1)(2)
	8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,800
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

**0.1%
12	Type of Reporting Person (See Instructions)

(PN)
_______________
(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

**	Denotes less than.

(Page 5 of 26)

CUSIP No. 78388J106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

SPO Advisory Corp.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

5,561,643(1)(2)
	6	Shared Voting Power

0
	7	Sole Dispositive Power

5,561,643(1)(2)
	8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

5,561,643
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

4.8%
12	Type of Reporting Person (See Instructions)

(CO)
_______________
(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 5,559,843 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 1,800 of such shares.

(2)	Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and Edward H. McDermott.

(Page 6 of 26)

CUSIP No. 78388J106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

John H. Scully
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

200,000(1)
	6	Shared Voting Power

5,561,643(2)
	7	Sole Dispositive Power

200,000(1)
	8	Shared Dispositive Power

5,561,643(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person

5,761,643
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

5.0%
12	Type of Reporting Person (See Instructions)

(IN)
_______________
(1)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as the trustee for the John H. Scully Living Trust, dated 10/1/03.

(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

(Page 7 of 26)

CUSIP No. 78388J106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

William E. Oberndorf
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

0
	6	Shared Voting Power

5,561,643(1)
	7	Sole Dispositive Power

0
	8	Shared Dispositive Power

5,561,643(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person

5,561,643
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

4.8%
12	Type of Reporting Person (See Instructions)

(IN)
_______________
(1)	These shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp.

(Page 8 of 26)

CUSIP No. 78388J106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Edward H. McDermott
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

11,800(1)
	6	Shared Voting Power

5,561,643(2)
	7	Sole Dispositive Power

11,800(1)
	8	Shared Dispositive Power

5,561,643(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person

5,573,443
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

4.8%
12	Type of Reporting Person (See Instructions)

(IN)
_______________
(1)	Of these shares, 10,000 are held directly by Mr. and Mrs. McDermott and 1,800 shares are held in Mr. McDermott’s Individual Retirement Account, which is self-directed.

(2)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

(Page 9 of 26)

CUSIP No. 78388J106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

The John H. Scully Living Trust, dated 10/1/03
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

California
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

200,000(1)
	6	Shared Voting Power

0
	7	Sole Dispositive Power

200,000(1)
	8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

200,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

0.2%
12	Type of Reporting Person (See Instructions)

(OO)
_______________
(1)	Power is exercised through its trustee, John H. Scully.

(Page 10 of 26)

CUSIP No. 78388J106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Eli J. Weinberg
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

400
	6	Shared Voting Power

0
	7	Sole Dispositive Power

400
	8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

400
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

**0.1%
12	Type of Reporting Person (See Instructions)

(IN)
_______________
**	Denotes less than.

(Page 11 of 26)

CUSIP No. 78388J106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Ian R. McGuire
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

1,300
	6	Shared Voting Power

0
	7	Sole Dispositive Power

1,300
	8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,300
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

**0.1%
12	Type of Reporting Person (See Instructions)

(IN)
_______________
**	Denotes less than.

(Page 12 of 26)

CUSIP No. 78388J106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Kurt C. Mobley
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

19,500(1)
	6	Shared Voting Power

0
	7	Sole Dispositive Power

19,500(1)
	8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

19,500
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

**0.1%
12	Type of Reporting Person (See Instructions)

(IN)
_______________
(1)
Of these shares, 3,500 shares are beneficially owned solely by Mr. Mobley in his capacity as the sole general partner of Cannonball Creek Partners, L.P., a family partnership, 9,000 shares are held in his Individual Retirement Accounts, which are self-directed and 7,000 shares are held directly by him.

**	Denotes less than.

(Page 13 of 26)

CUSIP No. 78388J106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Cannonball Creek Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

3,500(1)
	6	Shared Voting Power

0
	7	Sole Dispositive Power

3,500(1)
	8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,500(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

**0.1%
12	Type of Reporting Person (See Instructions)

(IN)

_______________
(1)	Power is exercised through Mr. Mobley as the sole general partner.

**	Denotes less than.

(Page 14 of 26)

Item 1.

	(a)	Name of Issuer

SBA Communications Corporation

	(b)	Address of Issuer’s Principal Executive Offices

5900 Broken Sound Parkway NW
Boca Raton, Florida

Item 2.

	(a)	Name of Person Filing

SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”), Edward H. McDermott (“EHM”), The John H. Scully Living Trust, dated 10/1/03 (“JHS Trust”), Eli J. Weinberg (“EJW”), Ian R. McGuire (“IRM”), Kurt C. Mobley (“KCM”) and Cannonball Creek Partners, L.P., a Delaware limited partnership (“Cannonball”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp, JHS, WEO, JHS Trust, EHM, EJW, IRM, KCM and Cannonball are sometimes hereinafter referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

	(b), (c)	Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons

The principal business address of SPO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO is a Delaware limited partnership.

The principal business address of SPO Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Partners is a Delaware limited partnership.

The principal business address of SFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SFP is a California limited partnership.

(Page 15 of 26)

The principal business address of SF Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SF Advisory Partners is a Delaware limited partnership.

The principal business address of SPO Advisory Corp. is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Corp. is a Delaware corporation.

The principal business address of JHS is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is a citizen of the United States of America.

The principal business address of WEO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WEO is a citizen of the United States of America.

The principal business address of the JHS Trust is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS Trust is a living trust, established for the benefit of JHS. Certain information with respect to JHS, the trustee for the JHS Trust, is set forth above.

The principal business address of EHM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is a citizen of the United States of America.

The principal business address of EJW is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EJW is a citizen of the United States of America.

The principal business address of IRM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. IRM is a citizen of the United States of America.

The principal business address of KCM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. KCM is a citizen of the United States of America.

The principal business address of Cannonball is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Cannonball is a Delaware limited partnership.

(Page 16 of 26)

	(d)	Title of Class of Securities

Class A Common Stock, par value $0.01 per share.

	(e)	CUSIP Number:

78388J106

Item 3.		Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

Item 4.		Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		SPO Partners II, L.P.	5,559,843 common shares
		SPO Advisory Partners, L.P.	5,559,843 common shares
		San Francisco Partners, L.P.	1,800 common shares
		SF Advisory Partners, L.P.	1,800 common shares
		SPO Advisory Corp.	5,561,643 common shares
		John H. Scully	5,761,643 common shares
		William E. Oberndorf	5,561,643 common shares
		Edward H. McDermott	5,573,443 common shares
		The John H. Scully Living Trust, dated 10/1/03	200,000 common shares
		Eli J. Weinberg	400 common shares
		Ian R. McGuire	1,300 common shares
		Kurt C. Mobley	19,500 common shares
		Cannonball Creek Partners, L.P.	3,500 common shares

(Page 17 of 26)

(b)	Percent of class:

	SPO Partners II, L.P.	4.8%
	SPO Advisory Partners, L.P.	4.8%
	San Francisco Partners, L.P.	**0.1%
	SF Advisory Partners, L.P.	**0.1%
	SPO Advisory Corp.	4.8%
	John H. Scully	5.0%
	William E. Oberndorf	4.8%
	Edward H. McDermott	4.8%
	The John H. Scully Living Trust, dated 10/1/03	0.2%
	Eli J. Weinberg	**0.1%
	Ian R. McGuire	**0.1%
	Kurt C. Mobley	**0.1%
	Cannonball Creek Partners, L.P.	**0.1%
** Denotes less than

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

	SPO Partners II, L.P.	5,559,843 common shares
	SPO Advisory Partners, L.P.	5,559,843 common shares
	San Francisco Partners, L.P.	1,800 common shares
	SF Advisory Partners, L.P.	1,800 common shares
	SPO Advisory Corp.	5,561,643 common shares
	John H. Scully	200,000 common shares
	William E. Oberndorf	0 common shares
	Edward H. McDermott	11,800 common shares
	The John H. Scully Living Trust, dated 10/1/03	200,000 common shares
	Eli J. Weinberg	400 common shares
	Ian R. McGuire	1,300 common shares
	Kurt C. Mobley	19,500 common shares
	Cannonball Creek Partners, L.P.	3,500 common shares

(Page 18 of 26)

(ii) Shared power to vote or to direct the vote:

SPO Partners II, L.P.	0 common shares
SPO Advisory Partners, L.P.	0 common shares
San Francisco Partners, L.P.	0 common shares
SF Advisory Partners, L.P.	0 common shares
SPO Advisory Corp.	0 common shares
John H. Scully	5,561,643 common shares
William E. Oberndorf	5,561,643 common shares
Edward H. McDermott	5,561,643 common shares
The John H. Scully Living Trust, dated 10/1/03	0 common shares
Eli J. Weinberg	0 common shares
Ian R. McGuire	0 common shares
Kurt C. Mobley	3,500 common shares
Cannonball Creek Partners, L.P.	0 common shares

(iii) Sole power to dispose or to direct the disposition of:

SPO Partners II, L.P.	5,559,843 common shares
SPO Advisory Partners, L.P.	5,559,843 common shares
San Francisco Partners, L.P.	1,800 common shares
SF Advisory Partners, L.P.	1,800 common shares
SPO Advisory Corp.	5,561,643 common shares
John H. Scully	200,000 common shares
William E. Oberndorf	0 common shares
Edward H. McDermott	11,800 common shares
The John H. Scully Living Trust, dated 10/1/03	200,000 common shares
Eli J. Weinberg	400 common shares
Ian R. McGuire	1,300 common shares
Kurt C. Mobley	19,500 common shares
Cannonball Creek Partners, L.P.	3,500 common shares

(Page 19 of 26)

(iv) Shared power to dispose or to direct the disposition of:

SPO Partners II, L.P.	0 common shares
SPO Advisory Partners, L.P.	0 common shares
San Francisco Partners, L.P.	0 common shares
SF Advisory Partners, L.P.	0 common shares
SPO Advisory Corp.	0 common shares
John H. Scully	5,561,643 common shares
William E. Oberndorf	5,561,643 common shares
Edward H. McDermott	5,561,643 common shares
The John H. Scully Living Trust, dated 10/1/03	0 common shares
Eli J. Weinberg	0 common shares
Ian R. McGuire	0 common shares
Kurt C. Mobley	0 common shares
Cannonball Creek Partners, L.P.	3,500 common shares

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Instruction:  Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the common shares held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

(Page 20 of 26)

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 21 of 26)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date

Signature

Kim M. Silva
Attorney-in-fact for:

SPO Partners II, L.P. (1)
SPO Advisory Partners, L.P. (1)
San Francisco Partners, L.P. (1)
SF Advisory Partners, L.P. (1)
SPO Advisory Corp. (1)
John H. Scully (1)
William E. Oberndorf (1)
Edward H. McDermott (1)
The John H. Scully Living Trust, dated 10/1/03 (1)
Eli J. Weinberg (1)
Ian R. McGuire (1)
Kurt C. Mobley(1)
Cannonball Creek Partners, L.P.(1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed as Exhibit B.

(Page 22 of 26)

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney

(Page 23 of 26)